Exhibit 12

Baxter International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(unaudited — in millions, except ratios)

	For the three months ending March 31, 2016	For the three months ending March 31, 2015	For the year ending December 31, 2015	For the year ending December 31, 2014	For the year ending December 31, 2013	For the year ending December 31, 2012	For the year ending December 31, 2011
Income from continuing operations before income taxes	$3,329	$148	$428	$490	$375	$703	$520

Fixed charges
Interest costs(1)	36	55	197	237	225	165	132
Estimated interest in rentals(2)	15	20	70	83	71	67	68

Fixed charges as defined	51	75	267	320	296	232	200

Adjustments to income from continuing operations
Interest costs capitalized	(3)	(20)	(51)	(70)	(70)	(52)	(40)
Net (gains) losses of less than majority-owned affiliates, net of dividends	—	1	(1)	(19)	(1)	1	4

Income from continuing operations as adjusted	$3,377	$204	$643	$721	$600	$884	$684

Ratio of earnings from continuing operations to fixed charges	66.22	2.73	2.41	2.25	2.03	3.81	3.42

(1)	Excludes interest on uncertain tax positions.
(2)	Represents the estimated interest portion of rents.